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DIGIFOX

2020 Report

Dear investors,

In closing, to those of you who use Digifox, watch my videos on my YouTube channel, DataDash, or generally share the vision of bringing everyday people into crypto, I want to make one thing clear; no matter how the market is doing, no matter how uncertain the future may be, the team and I won't rest until we've done everything in our power to bring crypto to the common man and woman. We've accomplished a lot, but we've got so much more to come in 2022.

We couldn't have gotten to this point without all of you who make up our community of over 1,000 Wefunder investors, and on behalf of the team, we thank you for continuing to believe in us.

2022 will see the launch of Get Paid In Crypto, and I'm excited to see what we can do together.

We need your help!

Digifox's upcoming feature is heavily focused on hedging against inflation, and we not only think it'd be a valuable tool for our investors to use, but by receiving a portion of your income in the form of crypto through our feature, Get Paid In Crypto, you'd support Digifox as a company. Word of mouth referral to employees and employers also goes a long way. And finally, supporting us on our Series A round through Wefunder would also mean a lot.

Sincerely,

Nicholas Merten

Founder & CEO

Our Mission

"If not already, on your mobile device..." 😉 In all seriousness, Digifox aims to be the go-to app for personal finance. We aim to streamline all activities related to cryptocurrencies, as well as traditional services to our users.

See our full profile

How did we do this year?

Report Card

A-

The Good

In 2021, we saw Digifox surpass 30,000 downloads, millions of dollars in assets managed on the app, and the launch of Digifox 2.0

We grew the team heavily, scaling up both the engineering and support teams.

We've been building our new feature, Get Paid In Crypto, which will soon allow people in the US to get paid in crypto.

The Bad

We ran into over six months of technical debt, which delayed a range of features and improvements we planned to build.

We were hit by the high network fees of the Ethereum network, which affected our potential to maintain our focus on DeFi.

Retail investor interest in NFTs took over the focus on Decentralized Finance (DeFi), our original focus as a company.

2020 At a Glance

January 1 to December 31

$284,839
Revenue

-$175,959
Net Loss

$0
Short Term Debt

$0
Raised in 2021

$3,659
Cash on Hand
As of 03/10/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Digifox allows everyone in the US to receive a portion or all of their income in the form of popular cryptocurrencies, like bitcoin, irrespective of their employer.

You can get paid in bitcoin, ethereum, and litecoin, all while earning up to 5% interest annually on your crypto assets.

"If not already, on your mobile device..." 😉

In all seriousness, Digifox aims to be the go-to app for personal finance. We aim to streamline all activities related to cryptocurrencies, as well as traditional services to our users.

Milestones

Digifox Corp. was incorporated in the State of Delaware in July 2019.

Since then, we have:

- 📈 Founded by the creator of DataDash, one of the top crypto YouTube channels with 500,000 subs
- ✔ Our app is fully built and live on both iOS and Android with 30,000+ downloads
- 💱 In Q2 2022, Digifox will allow anyone in the US to receive a portion of their salary in crypto
- 💰 We generated over $350K in revenue during our first year & managed $7.5M AUM over the past year
- 👨‍💻👩‍💻 Digifox is 21 members strong and growing
- 💭 Advised by Zeb Evans, founder of Clickup.com & John DeVadoss, architect for .NET at Microsoft
- ⚡ DataDash is ready to promote Digifox day one, giving exposure to over 200,000 weekly views.

Historical Results of Operations

Our company was organized in July 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $284,839 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 3.27% in fiscal year 2020.
- *Assets.* As of December 31, 2020, the Company had total assets of $532,594, including $128,693 in cash. As of December 31, 2019, the Company had $57,204 in total assets, including $821 in cash.
- *Net Loss.* The Company has had net losses of $175,959 and net losses of $2,296 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,500,000 in debt and $652,826 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments

from investors.

Runway & Short/Mid Term Expenses

Digifox Corp. cash in hand is $3,659.42, as of March 2022. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $121,000/month, for an average burn rate of $91,000 per month. Our intent is to be profitable in 6 months.

In 2021, the main difference from our 2020 financial audit is that while we expanded our company, and therefore our expenses, we eventually started to once again self-fund the company.

We still generated revenue from user activities that we mentioned in our previous raise, such as swaps and deposit fees

According to our models, we're targeting between $50,000 to $150,000 in revenue from Get Paid In Crypto in the coming 3-6 months. This does not include the potential revenue from withdrawals, other user-generated fees, etc.

As a fintech startup, our top priority is to scale our product to as many users as possible. All the while we do plan to be profitable in the coming years, we feel it's best to keep our promises conservative, in order to emphasize our focus on going to market.We do believe that as we scale Get Paid In Crypto to hundreds of thousands, if not, millions of users in the coming years, we could become comfortably profitable by year six.We expect that we'll need to follow up our Series A raise with both a Series B & C round. Although it's far out from today, we expect we'd raise at least $250-500M before we achieve profitability.

Since June of 2021, our CEO, Nicholas Merten, has continued to self-fund the company until we close our Series A raise. We're committed to Digifox maintaining the cash required to scale and will be even more proactive towards preparing for our Series B in the near future so self-funding won't be required again.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -62% **Gross Margin: 3%** **Return on Assets: -33%** **Earnings per Share: -$21,994.88**

Revenue per Employee: $35,605 **Cash to Assets: 24%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

DigiFox_Corp_12-31-2020_FS.pdf

We ❤ Our 1016 Investors

Thank You For Believing In Us

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Enrique Bartolome						

Thank You!

From the Digifox Team





Nicholas Merten
Founder & CEO



Hope Anderson
Head of Operations, Client Success, & HR

Hope has almost 4 years of tech startup experience. She has extensive experience in the area of sales, operations, and customer support and she is passionate about providing the best possible service to our users.



Konrad Mainzer
Lead Engineer

As an ex-Microsoft, Toyota, and KPMG employee, Konrad has 20 years of experience leading teams through difficult challenges, as well as building complex solutions for startups and enterprise brands.



James Head
Product Manager

James brings a decade's worth of experience in Agile development to the Digifox team. Designing UX solutions since 2011, he's partnered with companies like Kodak, Alaris, Xerox, and Bose.



Jana Petkanic
Business Development Associate

Jana Petkanic is a 5 year experienced consultant specializing in cryptocurrencies and DeFi. Once the largest cryptocurrency events organizer in the Netherlands and advising various crypto startups. she's gained a wide range of experience in the field



Julius Lattke
Lead UX Designer

Working for dozens of leading brands, including Dr. Pepper, Armor Games, and RXGW, Julius excels at delivering premier designs. He's helped lead in building the designs for both Get Paid In Crypto and Digifox University.



Eugene Fernandes
Marketing Manager

At his previous company, Podscribe, Euguen helped to grow their socials from the ground up through organic means. At Digifox, he consistently creates engaging content, manages socials, and has booked Mayor Francis Suarez on our podcast.



Zeb Evans
Technical Advisor

Zeb is the Founder & CEO of ClickUp.com, a $4 billion dollar productivity platform. Sharing his insights on organic marketing and scaling engineering teams, he's helped serve as a guide for Digifox's success.



John deVadoss
Operations Advisor

With 16+ years at Microsoft, John led the architecture strategy, product, and developer engagement for the .NET platform. He also incubated & scaled Microsoft Digital to $500M+ in annual rev. and built 400+ worldwide organization from the ground-up.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nicholas Merten	Content Creator @ Self-Employed	2019

Officers

OFFICER	TITLE	JOINED
Nicholas Merten	President Secretary CEO Treasurer	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nicholas Merten	8,500,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2020	$652,826		4(a)(6)
03/2022	$1,500,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Nicholas Merten	03/31/2022	$1,500,000	$1,500,000	0.0%		Yes

Related Party Transactions

The company expects to receive marketing promotion from the founder's personal YouTube Channel, DataDash. No monetary value is expected to exchange between Digifox and DataDash, outside of referral income possibly.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	8,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,500,000

Risks

Digifox is subject to the risk of possibly becoming money services business under U.S. Bank Secrecy Act and other federal laws. Digifox, based on the facts and circumstances of its business model and guidance from the U.S. Department of Treasury, does not believe it is a money services business as defined. The predominant reason for the Company's view is that the Company does not act as a financial intermediary in transactions, customers of Digifox have total, independent control of their digital assets at all times, and the customer's digital assets is not custodied by Digifox.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.

Some of our team is part-time or being contracted, so if having the entire team committed full-time is a concern, Digifox doesn't currently meet that obligation.

Our business is centered around the emerging industry of "smart wallets" that aim to streamline usage of digital assets, such as USD Coin and Ethereum. We highly recommend having a basic understanding of the cryptocurrency industry before making any form of investment.

Cryptocurrencies & financial technology in general face heavy scrutiny from regulators across the globe. Keep in mind that Digifox may have to adjust its business practices or services in order to comply with future regulations in varying jurisdictions, and this could certainly .

We're utilizing a wide range of emerging technologies, such as "smart contract" wallets and "decentralized exchanges". Though these technologies have received varying levels of audits and are currently being used in various projects, it's important to know there can be some risks involved.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Digifox, serving as an aggregation platform, deals with a lot of partners (Celsius Network, Kyber Network, etc.) It's important to understand that users may have problems or negative experiences with these platforms.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the

Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the

valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Digifox Corp.

- Delaware Corporation
- Organized July 2019
- 8 employees

651 N BROAD ST SUITE 206
Middletown DE 19709

http://digifox.finance

Business Description

Refer to the Digifox profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Digifox is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.